

Mail Stop 3561

February 22, 2010

Mr. Ron Marshall
President and Chief Executive Officer
Borders Group, Inc.
100 Phoenix Drive
Ann Arbor, Michigan 48108

    RE: **Borders Group, Inc.**
             Form 10-K for Fiscal Year Ended January 31, 2009
             Filed April 1, 2009
             File No. 1-13740

Dear Mr. Marshall:

    We have completed our review of Form 10-K and have no further comments at this time.

           Sincerely,

           William Thompson
           Accounting Branch Chief